

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2024

John T. Greene
Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, IL 60015

   Re: Discover Financial Services
     Form 10-K for Fiscal Year Ended December 31, 2022
     File No. 001-33378

Dear John T. Greene:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance